ENABLE HOLDINGS, INC.
1140 W. Thorndale Avenue
Itasca, IL 60143
(773) 272-5000

December 4, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:	Enable Holdings, Inc.
Request for Withdrawal of Form S-1
Registration Statement File No. 333-153351

Dear Mr. Owings

On behalf of Enable Holdings, Inc. (the “Company”), the undersigned respectfully requests withdrawal of the above-referenced Form S-1 Registration Statement that was filed with the Securities and Exchange Commission on September 5, 2008 (the “Registration Statement”).

In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, the undersigned confirms that no securities of the Company were sold pursuant to the Registration Statement.  Effectiveness of the Registration Statement has not been granted.  The grounds on which the Company makes this application are that there is no longer any intention to offer or sell securities under the Registration Statement.

Sincerely,

Enable Holdings, Inc.

By:	/s/ Jeffrey D. Hoffman
Jeffrey D. Hoffman
Chief Financial Officer